M A S L O N

MASLON EDELMAN BORMAN & BRAND LLP

P 612.672.8200 F 612.672.8397 www.maslon.com	3300 Wells Fargo Center 90 South Seventh Street Minneapolis, Minnesota 55402-4140

January 14, 2005	Martin R. Rosenbaum Direct Phone: 612-672-8326 Direct Fax: 612-642-8326 Martin.Rosenbaum@maslon.com

VIA EDGAR, FAX & FEDERAL EXPRESS

Michael Pressman, Esq.
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Norstan, Inc. Schedule 14D-9 filed December 23, 2004 File No. 5-15836

Dear Mr. Pressman:

This letter will respond on behalf of the Company to your comment letter dated January 11, 2005 (the “Comment Letter”) with respect to the Schedule 14D-9 filed by Norstan on December 23, 2004. Attached as Exhibit A is a proposed revised version of Item 4 of Schedule 14D-9. Consistent with my telephone conversation with you on January 13, 2005, the Company intends to file an amendment to Schedule 14D-9 reflecting these changes as soon as it receives confirmation that the staff has no further comments.

To facilitate your review, we have included in this letter your original comments (in bold) followed by our response, which have been numbered to correspond to your letter.

Item 4. The Solicitation or Recommendation – Background of the Transaction, page 6

1.	Describe the results of your efforts (through KeyBanc Capital Markets) to seek a potential minority investor in Norstan. Specifically why did you abandon these efforts in favor of a sale of the Company?

As shown on Exhibit A, the Company intends to amend Item 4(b)(i) regarding the background of the transaction. In the first paragraph of the amended Item, the Company provides additional detail regarding its efforts, through KeyBanc, to seek a potential minority investor. In the second paragraph, the Company describes in greater detail the reasons that the Company decided to pursue a full sale.

January 14, 2005

2.	Describe the material terms of the offer (originally and as reduced) by the “other bidder” with whom negotiations were terminated.

As shown on Exhibit A, the Company intends to expand the discussion in the second paragraph of Item 4(b)(i) to describe the material terms of the original and reduced offers from the referenced bidder.

3.	Explain why you abandoned efforts to sell Norstan in January 2004.

As shown on Exhibit A, the Company intends to expand the discussion in the second paragraph of Item 4(b)(i) to describe the reasons that the efforts to sell Norstan in January 2004 were abandoned.

4.	When Black Box contacted Company representatives in September 2004 regarding an acquisition transaction, discuss why you elected not to seek other competing offers for Norstan.

As shown on Exhibit A, the Company intends to add a discussion (see the proposed eighteenth paragraph of Item 4(b)(i)) of the reasons Norstan elected not to seek other competing offers in September 2004.

     Reasons for the Board’s Recommendation; Factors Considered, page 10

5.	This section should describe all factors considered by the Board and forming the basis for its recommendation. See Rule 14e-2(a) of Regulation 14E. The introduction to this section indicates that the factors listed are not exhaustive. Revise similar language in the first paragraph after the bullet points on page 11.

As shown on Exhibit A, the Company intends to revise the lead-in paragraph of Item 4(b)(ii) to indicate that the discussion lists all material factors considered by the Norstan Board. The Company believes it cannot accurately characterize the list as “all” factors the Board considered, because it would be impracticable to reflect the entire discussion, and because individual Board members may have considered factors that were not articulated. The Company believes it would not be appropriate to revise the first paragraph after the bullet points, because it already states that the preceding factors are believed to be all material factors.

     Annex A – Fairness Opinion of KeyBanc Capital Markets

6.	The text of the opinion indicates that it is for the “confidential” use of the Board of Directors. This appears to be inconsistent with the use of the opinion in a publicly filed document, and your discussion of the opinion in the body of the Schedule 14D-9. Please revise or advise.

January 14, 2005

KeyBanc has advised that it has consented to the description of its opinion in the body of the Schedule 14D-9 and to attaching the opinion as an exhibit to the Schedule 14D-9.

* * * * *

When Norstan files the amended Schedule 14D-9, it will separately furnish its acknowledgement that, as Norstan has indicated to us:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to these responses. As stated in the offer materials, the Black Box offer expires on January 24, 2005, and we appreciate the staff’s cooperation in resolving its comments quickly enough to meet that timetable.

If you have any questions, please feel free to contact me at 612-672-8326.

Very truly yours,

/s/ Martin R. Rosenbaum Martin R. Rosenbaum

cc:	Scott Christian, Norstan, Inc.
Anthony Amador, KeyBanc Capital Markets

Attachment

EXHIBIT A

Item 4. The Solicitation or Recommendation.

     (a) Recommendation of Norstan’s Board of Directors. The board of directors of Norstan (i) determined that the terms of the Offer and the Merger described herein are fair to and in the best interests of the shareholders of Norstan, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (iii) unanimously recommended that Norstan’s shareholders accept the Offer and tender their Shares pursuant to the Offer, approve the Merger, and approve and adopt the Merger Agreement. A letter to Norstan shareholders communicating the recommendation of Norstan’s board of directors is filed herewith as Exhibit (a)(3) to this Statement, and is incorporated herein by reference.

(b)(i)

     Background of the Transaction.

     In June 2003, a private equity fund made an offer to make a $75 million preferred stock investment in Norstan, convertible at $4.50 per share. The firm subsequently withdrew its proposal. Norstan retained KeyBanc Capital Markets, a division of McDonald Investments Inc. (“KeyBanc”), to explore strategic alternatives for Norstan, including seeking a potential minority investor in or acquirer of Norstan. Based on the proposal, Norstan’s Board instructed KeyBanc ~~conducted~~to perform a market test to explore~~the interest of~~whether there were other private equity firms interested in acquiring a significant equity position in the Company.~~In October 2003, Norstan engaged~~KeyBanc contacted 62 private equity firms, of which 25 firms executed confidentiality agreements. Three of these firms submitted preliminary indications of interest, of which two subsequently withdrew their proposals. The third firm proposed an initial minority equity investment of $10 million and merger into one of its portfolio holdings. Norstan did not actively pursue the proposal, as the Company determined that it was too dilutive to Norstan shareholders.

      As a result of the lack of significant interest from minority investors and the Company’s declining earnings during late fiscal 2003 and early fiscal 2004, and in response to an unsolicited offer to acquire the Company in the fall of 2003, the Company decided to pursue a full sale. In October 2003, Norstan instructed KeyBanc to assist with a potential sale of the Company by means of a limited auction, in which the offeror described in the preceding sentence declined to submit a bid. Five potential acquirors of the Company submitted preliminary bids, one of which was Black Box. The Company executed an exclusivity agreement with one of the other bidders in November 2003. That bidder presented an offer to acquire Norstan in a cash merger at a price of $5.00 per share, which was subsequently increased to $5.50 per share. The Company notified Black Box of~~this~~the fact that it was pursuing other alternatives, and there were no further discussions with Black Box after that time until September 2004.~~Negotiations with the other bidder were terminated after that party reduced its offer, and~~In January 2004, the other bidder reduced its offer to $4.12 per share. The Norstan Board of Directors determined that the revised offer was not in the best interest of shareholders, and negotiations were terminated. Norstan abandoned its efforts to sell its business in January ~~2004.~~2004, and none of the other bidders that had submitted preliminary bids communicated with Norstan to express any interest in resuming discussions. Subsequently, Norstan determined to refocus its efforts on its core competencies and restore its business to profitability. Norstan subsequently focused its efforts on improving its financial performance which included a major restructuring of its management team, realignment of its business operations, and a headcount reduction.

     On September 14, 2004, Scott G. Christian, our Chief Executive Officer, received an unsolicited telephone call from Fred Young, the Chief Executive Officer of Black Box. Mr. Young inquired as to the possibility of a transaction between the two companies. Mr. Christian explained that, following Norstan’s January 2004 abandonment of its efforts to engage in a transaction, the Company had not been seeking a combination transaction or sale of its business. Nevertheless, Mr. Christian indicated that he would not attempt to stop Black Box from making a serious offer for a potential transaction. Accordingly, Messrs. Christian and Young agreed to meet and discuss the combining of the two companies.

     On September 21, 2004, Norstan and Black Box executed a confidentiality agreement, and Mr. Young met in Minneapolis with Mr. Christian to continue the discussion they had begun in their telephone conversation. In this discussion, Mr. Young enumerated the strategic benefits that interested Black Box in a potential transaction with

Norstan. Mr. Christian discussed with Mr. Young certain potential synergies between the two companies. At the conclusion of this discussion, Mr. Christian indicated that, while the Company would evaluate any offer, it was not seeking to engage in a transaction, and the Company would consider an offer only if management believed the price was adequate.

     On September 30, 2004, Mr. Young telephoned Mr. Christian to inform him that, after consideration, Black Box wished to indicate its formal interest in engaging in a potential transaction with Norstan. Messrs. Young and Christian discussed the basic structure and terms and conditions of the potential transaction proposed by Black Box. Messrs. Young and Christian also discussed other terms, including price. Mr. Christian requested that Mr. Young prepare a letter setting forth the price and other terms in writing, and Mr. Young agreed to send a letter evidencing Black Box’s intention to pursue such a transaction with Norstan.

     On October 1, 2004, Mr. Young sent a letter to Mr. Christian wherein he expressed an interest, on behalf of Black Box, in acquiring Norstan. In the letter, Mr. Young set forth Black Box’s estimation of the enterprise value of the Company of $90 million, without specifying proposed per-share consideration payable to Company shareholders, and suggested proposed terms and conditions for the transaction. The letter was not legally binding, and stated that Black Box would need to conduct due diligence regarding Norstan before it could enter into any definitive agreement. Mr. Christian, together with other executives of the Company, determined that the proposal from Black Box was not definitive enough to formally bring before the Company’s board of directors at that time.

     On October 8, 2004, Mr. Christian and Robert Vold, the Company’s Chief Financial Officer, held a telephone conversation with representatives of KeyBanc to discuss Black Box’s letter of October 1, 2004. Norstan and KeyBanc concluded the bid was too low to present to the Company’s board of directors. Subsequently, KeyBanc and Norstan sent a revised term sheet to Mr. Young on October 14, 2004, proposing a $5.75 per share offer, including payment of in-the-money options, warrants and restricted shares of Common Stock.

     On October 15, 2004, Mr. Young sent a revised letter, formally indicating Black Box’s interest in acquiring Norstan. This letter contained more specific terms and conditions than, and addressed many of the concerns raised by Norstan with regard to, the prior letter. Specifically, the letter set forth Black Box’s willingness, subject to a due-diligence examination, to engage in a cash tender offer (followed by a merger) at a price of $5.75 per share, representing an enterprise value of approximately $98 million. The letter also included a form of letter agreement whereby Norstan would agree to refrain from soliciting other acquisitions of the Company through January 10, 2005 (the “Exclusivity Letter”).

     Norstan’s executive management met on October 15, 2004, to discuss the latest materials received from Black Box with attorneys at Maslon Edelman Borman & Brand, LLP, Norstan’s outside legal counsel. At the meeting, management discussed with counsel the structure of the potential transaction, the basic terms and conditions contained in Mr. Young’s letter and the terms and legal effect of the Exclusivity Letter. Norstan notified Mr. Young by telephone that Black Box’s representatives could begin conducting its due-diligence investigation at Norstan’s offices.

     On October 18, 2004, Black Box representatives arrived at Norstan’s offices in Minnetonka, Minnesota, to perform preliminary legal and business due diligence in order to validate the consideration and other basic terms of the transaction suggested by its October 15, 2004 indication of interest. This due-diligence investigation continued through November 5, 2004.

     On October 25, 2004, Messrs. Christian, Young and other representatives from Norstan, KeyBanc and Black Box met in Minnesota to discuss the terms and conditions of the transaction then under discussion. The parties discussed general matters relating to the possible transaction, including the strategic impact of the transaction, recent developments concerning Norstan’s business, change-of-control agreements and other severance arrangements with members of Norstan’s executive management team and the change-of-control policy adopted by Norstan with respect to its employees. On October 29, 2004, Mr. Young had additional discussions with Mr. Christian regarding certain matters, including the potential synergies of an acquisition of the Company by Black Box, the strategic impact of the transaction, recent developments concerning the Company’s business, change-of-control agreements and other severance arrangements with the Company’s executive management team. On November 1, 2004, Mr. Young again met with Mr. Christian at the Company’s headquarters for further discussions.

     On November 3, 2004, and in preparation for a meeting of Norstan’s board of directors, members of Norstan’s executive management, including Messrs. Christian and Vold, met to discuss the terms and conditions of the offer communicated by Black Box in light of the recent discussions held on October 25, and the progress and apparent results of Black Box’s due diligence. At the meeting, and to assist the board in its assessment of the transaction, management prepared and reviewed outlines of two three-year financial models based on the Company continuing to operate independently as it had and, alternatively, a forecast based on moderate growth.

     On November 5, 2004, Norstan’s board of directors held a strategic planning meeting. At this meeting, the board of directors reviewed in detail the two three-year financial models referred to above. Thereafter, Scott Christian presented Black Box’s acquisition offer as outlined in Mr. Young’s letter of October 15, 2004, as modified by the discussions held on October 25, and generally discussed the course of negotiations with Black Box dating from September 15, 2004. Upon review and discussion by the board of directors, it was determined that management should continue the negotiations with Black Box.

     On November 11, 2004, Mr. Young met with Paul Baszucki, the Chairman of the board of directors of Norstan, regarding Black Box and the future of a potential combined company.

     The management teams of Norstan and Black Box held a teleconference on November 15, 2004. The Company began to assemble documentation for an anticipated secondary and more extensive due-diligence examination by Black Box. The Company also delivered a revised version of the Exclusivity Letter to Black Box for its consideration.

     On November 16, 2004, a teleconference was held between outside counsel for Norstan, Christopher Gebhardt, Black Box’s General Counsel, and outside counsel for Black Box, in which the basic terms and conditions were discussed in greater detail, including the treatment of outstanding options and warrants to acquire shares of Norstan Common Stock, provisions restricting Norstan’s ability to solicit and negotiate alternative proposals from third parties, representations and warranties of the parties, and termination fees.

     Also on November 16, Norstan and Black Box executed the Exclusivity Letter, pursuant to which Norstan agreed to refrain from soliciting and, under certain circumstances, negotiating a potential transaction as an alternative to the potential transaction with Black Box. The Exclusivity Letter included a term sheet proposing a $5.75 per-share offer price.

     The Norstan Board elected not to seek other bids or conduct a further market test because (1) Norstan had not received any further serious indications of interest from buyers (other than Black Box) who had previously expressed an interest, even though Norstan had substantially improved its financial performance, (2) since competing offers had been sought recently (within the preceding twelve months) and based on the responses received at that time, it was determined that soliciting interest from those same buyers would not likely yield materially different results, (3) the Board was concerned about the negative impact a third market test in two years would have on Norstan’s employees and vendors, and (4) Norstan would insist that any definitive agreement with Black Box have a fiduciary out for the Board to entertain superior offers during negotiations.

     On November 17, 2004, members of the executive management teams of Norstan and Black Box met with Mr. Young to discuss the strategic plans of a combined entity, ways to maximize the benefits of such a transaction, and transitional issues. That same day, representatives of Black Box arrived in Minneapolis to begin performing a more thorough due-diligence examination of Norstan and its business.

     On November 18, 2004, Black Box’s counsel provided the Company’s counsel with a draft of certain provisions of the merger agreement regarding exclusivity, rights to terminate, termination fees and liquidated damages. On November 23, 2004, Maslon Edelman Borman & Brand, LLP, legal counsel to Norstan in connection with the proposed transaction, provided Black Box’s legal advisors with a draft merger agreement.

     On December 3, 2004, legal advisors to Black Box circulated drafts of a form of tender and voting agreement to be executed and delivered by Norstan directors and executive officers, pursuant to which they would agree to tender their shares in the offer, and a stock option agreement in favor of Black Box. The legal advisors and officers for both companies continued to negotiate provisions for such agreements.

     On December 6, 2004, Scott Christian met in Pittsburgh with certain members of Black Box’s board of directors and discussed the potential transaction and Norstan’s business and operations. On December 7, 2004, Mr. Young and other members of Black Box’s management flew to Minneapolis to meet with Norstan’s executive management team. At the meeting, the parties discussed the potential cost savings and other benefits of engaging in the transaction. In addition, the parties discussed various post-transaction strategies for integrating the combined companies and operating the new business. On December 9, 2004, Mr. Young met with Norstan’s board of directors and outlined the terms of the potential transaction and Black Box’s business and operations for the board of directors’ benefit. After the presentation and discussion among the directors, Norstan’s board of directors determined that it should continue pursuing the transaction. Norstan’s board of directors formed a special committee (the “Special Committee”) of disinterested Norstan directors in accordance with applicable provisions of the Minnesota Business Corporation Act relating to business combinations to consider and approve the proposed transaction with Black Box. Messrs. John Eickhoff, James Ousley and Frank Russomanno, all of whom are members of the board, were appointed as members of the Special Committee.

     On December 10, 2004, Mr. Young met with Norstan management to discuss product planning for a combined entity as well as certain management compensation issues, including severance arrangements, a waiver of management’s existing change-in-control provisions and new non-compete and non-solicitation covenants that would be required by Black Box. By December 14, 2004, Black Box largely concluded its second phase of due diligence regarding Norstan and its business. On December 11, 2004, Black Box’s legal advisors contacted the Company’s legal advisors and informed them that, based on their ongoing due diligence and concerns about certain contingent liabilities regarding the Company, Black Box was reducing its indicated price to $5.25 per share. Discussions regarding price and other outstanding issues continued and, as of December 15, 2004, the Company indicated to Black Box that it would be willing to consider a transaction at $5.60 per share.

     On December 15, 2004, Black Box’s board of directors met to consider the transaction in substantially the form presented to Black Box’s board of directors, including the newly revised offer consideration of $5.60 per share of Norstan Common Stock. On that date, Black Box’s board approved the transaction at a price of not more than $5.60 per share. Following the meeting of Black Box’s board of directors, Mr. Young indicated to Mr. Christian that, subject to resolving any outstanding issues, Black Box was willing to offer $5.60 per share to acquire the Company. Mr. Christian indicated to Mr. Young that $5.60 per share was acceptable to Norstan.

     On December 16, 2004, the Special Committee held a telephonic meeting with representatives of KeyBanc and Norstan’s outside counsel to consider the transaction. KeyBanc discussed its analysis of the fairness of the transaction and its belief that it could deliver to the board of directors, if requested, its opinion to the effect that the $5.60 per share cash consideration to be received in the offer and the merger by Norstan shareholders was fair, from a financial point of view, to such shareholders. The Special Committee then, after due consideration, approved the Merger Agreement, the related agreements and the transactions contemplated by the agreements in accordance with applicable provisions of the Minnesota Business Corporation Act. The Special Committee also recommended that the full board of directors of Norstan approve the Merger Agreement, the related agreements and the transactions contemplated by the agreements.

     At a special meeting of the Norstan board of directors held on December 17, 2004, to consider the Merger Agreement, the Offer, the Merger, the Stock Option Agreement and the Tender and Voting Agreement, Mr. Christian updated the board of directors on the resolution of the remaining open issues and the status of the transaction. KeyBanc discussed its analysis of the fairness of the transaction and delivered to the Board its oral opinion (which opinion was confirmed by delivery of a written opinion dated December 20, 2004, the date of the definitive Merger Agreement) to the effect that, as of that date and based on and subject to the matters described in its opinion, the $5.60 per share cash consideration to be received in the Offer and the Merger by Norstan shareholders was fair, from a financial point of view, to such shareholders. After due consideration and based on the fairness opinion, the Special

Committee’s recommendations, and the other factors discussed under “Reasons for the Transaction,” the Norstan board of directors, subject to the satisfactory completion of all of the definitive documents, approved and adopted the Merger Agreement, the Offer, the Merger, the Stock Option Agreement and the Tender and Voting Agreement and, in each case, the transactions contemplated by these agreements, and determined that the Merger Agreement, the Offer and the Merger were fair to and in the best interests of the Company and its shareholders and recommended that Norstan shareholders tender their shares pursuant to the Offer and approve and adopt the Merger.

     On December 20, 2004, Norstan’s board of directors held another telephonic meeting to confirm its approval of the Merger Agreement, which by such time had been finalized. On the same date, KeyBanc delivered its written fairness opinion, Black Box and Norstan executed and delivered the Merger Agreement and the Stock Option Agreement, and the directors and executive officers of Norstan executed and delivered the Tender and Voting Agreement. Immediately thereafter, the Company and Black Box issued a joint press release relating to the proposed Offer and Merger. On December 23, 2004, in accordance with the Merger Agreement, Black Box commenced the Offer.

(b)(ii)

     Reasons for the Board’s Recommendations; Factors Considered.

     In approving the Merger Agreement and the transactions contemplated thereby, Norstan’s board of directors considered a number of factors,~~including but not limited to the following:~~.The following are all material factors that were considered by the Norstan Board:

     • The opinion of KeyBanc, subsequently confirmed in writing as of December 20, 2004, that as of such date and based on and subject to the matters described in its opinion, the consideration to be received pursuant to the Merger Agreement is fair, from a financial point of view, to the shareholders of Norstan. The full text of the written opinion, setting forth the assumptions made, the procedures followed, the matters considered and the limitations on the review undertaken by KeyBanc, is attached as Annex A to this Statement and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF KEYBANC IN ITS ENTIRETY.

     • The $5.60 per Share Offer Price was less than the valuation range indicated by the Comparable Public Companies Analysis presented by KeyBanc, but the board believed this factor was offset by the fact that the Offer Price compared favorably to the valuation ranges for each of the four other valuation methodologies considered by KeyBanc, that KeyBanc indicated to the board that the relevance of the Comparable Public Companies Analysis was lessened by several considerations, including the recent cancellation of the Siemens Resale Agreement, the concentration of profitability with Siemens, the recent decline in the Company’s core Services and Systems business and the risks associated with Norstan’s E-rate projects, and that KeyBanc had indicated that its fairness opinion was based on the totality of its analyses and not any specific valuation methodology.

     • Current financial market conditions and historical market prices, volatility and trading information concerning the Shares, including the fact that the Offer Price represents: (i) a premium of approximately 17% over the closing price of the Common Stock on the Nasdaq National Market of $4.80 on December

17, 2004, the last full trading day prior to the date of the Merger Agreement; and (ii) a premium of approximately 41% over the closing price of the Common Stock on the Nasdaq National Market of $3.96 on November 19, 2004, 20 trading days prior to the date of the Merger Agreement.

     • The extensive arm’s-length negotiations between the Company and Black Box, leading to the conclusion of the Company’s board of directors that the Offer Price represented the highest price per Share that could be negotiated with Black Box.

     • The board of directors’ familiarity with the Company’s business, prospects, financial condition, results of operations and current business strategy and the significant issues and challenges that the Company would face if it did not proceed with the proposed transaction with Black Box, including the lack of trading volume and analyst coverage of the Shares due to the Company’s relatively low market capitalization, significant competition in the Company’s industry, and other business factors.

     • The past history of the solicitation of third-party indications of interest, including a substantial number of third parties within the Company’s industry, in the acquisition of all or a substantial part of the Company’s business as described under the caption “Background of the Transaction” above, and the fact that no other third party in the past had presented the Company with a viable acquisition proposal at a price equal to or exceeding the Offer Price.

     • The Offer and the Merger provide for a prompt cash tender offer for all Shares to be followed by a merger for the same consideration, thereby enabling the Company’s shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time.

     • The fact that Norstan’s executive officers and directors had agreed to enter into the Tender and Voting Agreement, pursuant to which they agreed to tender their Shares to Purchaser. These Shares, excluding unvested shares of restricted Common Stock, represent approximately 5% of the outstanding Shares.

     • The fact that the Offer provides Norstan’s shareholders the opportunity to realize a substantial premium over the price at which the Shares traded prior to public announcement of the Offer and the Merger, which fact was considered to be preferable to affording the shareholders a speculative potential future return in the uncertain event that the price of the Shares would increase in the future to a price greater than that being offered in the Offer and the Merger.

     • The ability, due to the fiduciary-out provisions of the Merger Agreement, for any other qualified person to make a superior offer, and the ability of Norstan’s board of directors, in certain circumstances, to respond to such an offer and, in certain circumstances, to terminate the Merger Agreement.

     • The fact that the board determined that the other conditions to Purchaser’s obligations to consummate the Offer were customary and, in the assessment of the board of directors, not unduly onerous.

     • The fact that Purchaser was willing to represent, in the Merger Agreement, that it had or would have when necessary, the funds necessary to consummate the Offer and the Merger and that there was no financing contingency to Purchaser’s obligation to complete the Offer and the Merger.

     The foregoing discussion of information and factors considered and given weight by our board of directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the board of directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual directors serving on the board may have given different weights to different factors and may have viewed some factors more positively and negatively than others.

     In arriving at its recommendation, Norstan’s board of directors also took into consideration the fact that the Merger Agreement permits the board of directors, in order to comply with its fiduciary duties, to furnish information and enter into discussions and negotiations in connection with an unsolicited acquisition proposal from a third party that is reasonably likely to result in a proposal for an alternative transaction involving the acquisition of the Company that is superior, from a financial point of view, to the Offer and the Merger. Furthermore, the Merger Agreement permits the board of directors to withdraw its recommendation of the Merger in favor of a superior unsolicited acquisition proposal, and the board of directors may, in the exercise of its fiduciary duties, terminate the Merger Agreement in favor of a superior acquisition proposal provided that, prior to such termination, the Company must pay Black Box and Purchaser, in the aggregate, a termination fee of $4,000,000. After deliberating and weighing all of these considerations, the board of directors determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

     (c) Intent to Tender. To the knowledge of Norstan, each director, executive officer, affiliate and subsidiary of Norstan who owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially (excluding shares issuable pursuant to stock options, unvested restricted Shares, and shares held by other parties as to which such individuals disclaim beneficial ownership), except to the extent such tender would violate applicable securities laws, including provisions of the Exchange Act applicable to short-swing profits. Accordingly, such directors and officers have executed and delivered to Black Box the Tender and Voting Agreement.